FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of April, 2003

                          GRANITE MORTGAGES 02-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                       35 New Bridge Street, 4th Floor,
                         Blackfriars, London EC4V 6BW,
                                    England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F.....X....Form 40-F..........

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                          GRANITE MORTGAGES 02-2 PLC


                                          By:        /s/ Clive Rakestrow
                                                 ------------------------
                                          Name:  L.D.C. Securitisation Director
                                          No. 1 Limited by its authorized person
                                          Clive Rakestrow for and on its behalf
                                          Title: Director

Date: 23 May 2003

                                          GRANITE FINANCE FUNDING
                                          LIMITED


                                          By:        /s/ Nigel Charles Bradley
                                                 ------------------------------
                                          Name:  Nigel Charles Bradley
                                          Title: Director

Date: 23 May 2003

                                          GRANITE FINANCE TRUSTEES
                                          LIMITED


                                          By:            /s/ Richard Gough
                                                 -------------------------
                                          Name:  Richard Gough
                                          Title: Director

Date: 23 May 2003

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 02-2
----------------------
Monthly Report re: Granite Mortgages 02-2 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 April 2003 - 30 April 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

--------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                            194,814

Current Balance                                     (pound)13,407,612,871

Last Months Closing Trust Assets                    (pound)10,472,541,906

Funding share                                       (pound)9,704,921,815

Funding Share Percentage                                     72.38%

Seller Share                                        (pound)3,702,691,056

Seller Share Percentage                                      27.62%

Minimum Seller Share (Amount)                       (pound)369,452,518

Minimum Seller Share (% of Total)                            2.76%
--------------------------------------------------------------------------------

Arrears Analysis of Non Repossessed Mortgage Loans

---------------------------------------------------------------------------------------------------------
                      Number          Principal (pound)    Arrears (pound)      By Principal (%)

< 1 Month             192,639           13,275,167,083            0                     99.01%

> = 1 < 3 Months       1,863              114,688,907          995,846                  0.86%

> = 3 < 6 Months        264               15,231,932           367,237                  0.11%

> = 6 < 9 Months         38                2,212,831           98,527                   0.02%

> = 9 < 12 Months        7                  226,346            13,234                   0.00%

> = 12 Months            3                   85,772            20,632                   0.00%

Total                 194,814            13,407,612,871      1,495,476                 100.00%
---------------------------------------------------------------------------------------------------------

Properties in Possession

--------------------------------------------------------------------------------
                       Number             Principal (pound)   Arrears (pound)

Total (since inception)  27                   1,323,463           57,453
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Properties in Possession                                            11

Number Brought Forward                                              9

Repossessed (Current Month)                                         2

Sold (since inception)                                             16

Sold (current month)                                                3

Sale Price / Last Loan Valuation                                  1.06

Average Time from Possession to Sale (days)                       115

Average Arrears at Sale                                      (pound)2,081

Average Principal Loss (Since inception)*                     (pound)815

Average Principal Loss (current month)**                       (pound)0

MIG Claims Submitted                                                3

MIG Claims Outstanding                                              1

Average Time from Claim to Payment                                 69
--------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

--------------------------------------------------------------------------------
                                          Number          Principal (pound)

Substituted this period                   43,254        (pound)3,526,069,110

Substituted to date (since 26 March 2001) 238,932       (pound)16,995,302,553
--------------------------------------------------------------------------------

CPR Analysis

--------------------------------------------------------------------------------
                                         Monthly           Annualised

Current Month CPR Rate                    4.83%              44.77%

Previous Month CPR Rate                   4.91%              44.60%
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                 22.59

Weighted Average Remaining Term (by value) Years             20.19

Average Loan Size                                        (pound)68,823

Weighted Average LTV (by value)                              75.97%
--------------------------------------------------------------------------------

Product Breakdown

--------------------------------------------------------------------------------
Fixed Rate (by balance)                                      42.60%

Together (by balance)                                        31.66%

Capped (by balance)                                          3.22%

Variable (by balance)                                        22.28%

Tracker (by balance)                                         0.25%

Total                                                        100.0%
--------------------------------------------------------------------------------

Geographic Analysis

---------------------------------------------------------------------------------------------------------
                       Number          % of Total         Value (pound)           % of Total

East Anglia            4,706              2.42%           323,123,470                2.41%

East Midlands          16,610             8.53%           1,001,548,681              7.47%

Greater London         22,665            11.63%           2,475,045,336              18.46%

North                  28,070            14.41%           1,342,102,048              10.01%

North West             29,072            14.92%           1,623,661,919              12.11%

South East             30,686            15.75%           2,807,554,135              20.94%

South West             14,345             7.36%           1,057,860,656              7.89%

Wales                  9,669              4.96%           530,941,470                3.96%

West Midlands          14,873             7.63%           941,214,424                7.02%

Yorkshire              24,118            12.38%           1,304,560,732              9.73%

Total                 194,814             100%            13,407,612,871              100%
---------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

---------------------------------------------------------------------------------------------------------
                                         Number           Value (pound)            % of Total

0% < 25%                                  7,368           201,114,193                1.50%

> = 25% < 50%                            20,217           1,356,850,423              10.12%

> = 50% < 60%                            13,376           1,072,609,030              8.00%

> = 60% < 65%                             7,720           648,928,463                4.84%

> = 65% < 70%                             9,164           772,278,501                5.76%

> = 70% < 75%                            16,324           1,256,293,326              9.37%

> = 75% < 80%                            12,451           1,014,956,294              7.57%

> = 80% < 85%                            13,216           990,822,591                7.39%

> = 85% < 90%                            35,157           2,377,169,762              17.73%

> = 90% < 95%                            44,426           2,867,888,393              21.39%

> = 95% < 100%                           15,306           844,679,611                6.30%

> = 100%                                   89              4,022,284                 0.03%

Total                                    194,814          13,407,612,871             100.0%
---------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                           5.69%

Effective Date of Change                                  1 March 2003
--------------------------------------------------------------------------------

Notes     Granite Mortgages 02-2 plc

---------------------------------------------------------------------------------------------------------
                     Outstanding            Rating         Reference Rate             Margin
                                        Moodys/S&P/Fitch

Series 1

A1                   $310,000,000          Aaa/AAA/AAA         1.44%                   0.11%

A2                  $1,150,000,000         Aaa/AAA/AAA         1.51%                   0.18%

B                    $60,000,000            Aa3/AA/AA          1.70%                   0.37%

C                    $88,000,000           Baa2/BBB/BBB        2.58%                   1.25%

Series 2

A                 (euro)1,100,000,000      Aaa/AAA/AAA         2.75%                   0.19%

B                   (euro)41,000,000        Aa3/AA/AA          2.93%                   0.37%

C                   (euro)53,000,000       Baa2/BBB/BBB        3.81%                   1.25%

Series 3

A                 (pound)665,000,000        Aaa/AAA/AAA         3.84%                   0.19%

B                 (pound)25,000,000          Aa3/AA/AA          4.02%                   0.37%

C                 (pound)33,000,000         Baa2/BBB/BBB        4.90%                   1.25%
---------------------------------------------------------------------------------------------------------

Credit Enhancement

---------------------------------------------------------------------------------------------------------
                                                                             % of Funding Share

Class B Notes ((pound)Equivalent)                   (pound)90,075,869                0.93%

Class C Notes ((pound)Equivalent)                  (pound)123,900,819                1.28%

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Granite Mortgages 02-2 Reserve Fund Requirement     (pound)39,000,000                0.40%

Balance Brought Forward                             (pound)34,965,972                0.36%

Drawings this Period                                     (pound)0                    0.00%

Reserve Fund Top-up this Period*                     (pound)4,034,028                0.04%

Excess Spread                                            (pound)0                    0.00%

Current Balance                                     (pound)39,000,000                0.40%
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
Funding Reserve Balance                             (pound)23,315,837                0.24%

Funding Reserve %                                             0.6%                     NA
---------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.